November 22, 2010
BY EDGAR
Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Balchem Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Period Ended June 30, 2010
File No. 1-13648

Dear Mr. Decker:

Thank you for your letter dated November 9, 2010. Below, we provide our responses to each corresponding comment set forth in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response to Comment No. 1

We agree to provide the additional disclosures or revisions as noted in the response below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable. Sample disclosures, for illustration purposes only, are included below as appropriate.

Financial Statements
Notes to the Financial Statements
Note 1. Business Description and Summary of Significant Accounting Policies, page 35
Revenue Recognition. page 35

2.
We note your response to prior comment 3. Please tell us the terms of your acceptance provisions. Please tell us what consideration you gave to SAB Topic 13:A.3(b) in determining that revenue should be recorded prior to acceptance. Please specifically address your consideration of each of the questions and answers included in this section regarding customer acceptance provisions.

Response to Comment No. 2

Revenue is recognized when title and risk of loss have transferred to the customer and when contractual terms have been fulfilled. Transfer of title and risk of loss occurs when the product is delivered in accordance with the contractual shipping terms. The Company advises the Staff that it applies the Staff’s guidance for evaluating the appropriateness of revenue recognition when arrangements include customer acceptance provisions. The vast majority of our arrangements with customer acceptance provisions fall in the category described in Question 1 of SAB Topic 13.A.3.b- category (c), acceptance provisions based on seller-specified objective criteria.  In instances where contractual terms include a provision for customer acceptance, revenue is recognized when either (i) the Company has previously demonstrated that the product meets the specified criteria for contracts with acceptance provisions based on seller-specified objective criteria or (ii) upon formal acceptance received from the customer for contracts with acceptance provisions where the product has not been previously demonstrated to meet customer-specified objective criteria.

Note 2. Stockholders' Equity

Stock-Based Compensation. page 41.

3.
We note your response to prior comment 4. Please help us understand how you determined that the share-based payment awards that have non-forfeitable dividend rights have an immaterial impact with regard to the calculation of earnings per share using the two-class method. In this regard, please tell us the earnings per share amounts you would have reported for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010 if you had accounted for these awards as participating securities. Refer to ASC 260-10-45-61A.

Response to Comment No. 3

For each of the three years ended December 31, 2009 and the nine months ended September 30, 2010, the Company has presented below the earnings per share amounts that would have been reported if the Company had accounted for its share-based payment awards with non-forfeitable dividend rights as participating securities.

	Basic EPS		Diluted EPS
	As reported	Calculated Based on Accounting for Awards as Participating Securities	As reported	Calculated Based on Accounting for Awards as Participating Securities
Nine Months Ended 9/30/10	$0.86	$0.84	$0.81	$0.80
Year Ended 12/31/09	$0.98	$0.96	$0.93	$0.92
Year Ended 12/31/08 (unadjusted for Dec 09 three-for-two stock split)	$1.06	$1.05	$1.00	$0.99
Year Ended 12/31/07 (unadjusted for Dec 09 three-for-two stock split)	$0.91	$0.90	$0.87	$0.86

Note 6. Intangible Assets with Finite Lives. page 47

4.
We note your response to prior comment 5. Approximately 87% of your customer lists at December 31, 2009 and approximately 76% of your customer lists at June 30, 2010 are related to Chinook Global Limited. Please provide us with a comprehensive analysis of how you arrived at a ten year amortization period for this customer list. Please provide us with a summary of the analysis performed to arrive at this amortization period. Given that it would appear you have customer attrition every year, we expect that that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. We also expect that a sizeable portion of your sales in later periods would be attributed to your ongoing sales efforts. Please also explain how you compensated for these factors in your selection of a ten year amortization period since you are using the straight-line method of amortization rather than an accelerated method. Refer to ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

Response to Comment No. 4

We determine the useful lives of customer lists based upon how the asset is expected to contribute directly or indirectly to our future cash flows giving consideration to historical customer sales attrition and other factors that could have an impact on the expected life. Our conclusions were reached after giving consideration to the guidance provided in ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

The customer list intangible asset, referred to in your comment letter, pertains to the customer relationships acquired with the Choline Chloride assets of Chinook Global Limited. To properly determine the amortization period for the customer relationships asset, we performed a customer attrition analysis. It is important to note that Balchem Corporation has been a producer and marketer of Choline Chloride since 2001 and therefore had an ability to evaluate customer attrition in the North American poultry market based upon its existing business in accordance with ASC 350-30-35-3-d. Measurement of customer attrition was done with a base period of 2001 through 2007, and included all of our then North American Choline Chloride customers. Our calculation of customer attrition in the North American poultry market in 2007 concluded that attrition was relatively low (i.e. generally less than 5%). We determined that a similar low rate of attrition could be projected going forward due to our being the only remaining producer of Choline Chloride in North America in conjunction with the expectation of continued product demand resulting from our knowledge and understanding of the well documented nutritional value the product provides to the end users. Our projections did not forecast significant growth in later years due to the fact that upon completion of the transaction, Balchem would already be supplying the vast majority of the choline demand in North America and minimal organic growth was being projected for the end markets we serve. In addition, we also gave consideration to ASC 350-30-35-3-e and the potential effects of obsolescence, demand, competition, and other economic factors. With respect to obsolescence and demand, the dollar amount of Choline consumed by customers typically represents a small cost relative to other feed costs. The product is considered by many to be an essential nutrient in poultry and swine production and we are not aware of a technology or competitive product that would result in its obsolescence.  From a competitive perspective, Balchem Corporation was and remains the only producer of Choline Chloride in North America. While Choline Chloride was available from other global producers, in most instances those other sources of material were of either inferior quality or were not competitively priced. We did, however, believe that the quality of product produced by our competitors would eventually improve and/or a competitor would choose to construct a competitive plant in North America; therefore, we did not conclude that the useful life of the customer list could be considered to be indefinite.

In accordance with ASC 350-30-35-6, if an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The following assumptions were used in arriving at our estimate of a ten year life:

•	Existing contracts had a remaining life of one year.

•	Balchem to offer contract extensions at expiring terms for an additional two years.

•
Historical attrition rate of our existing customer base since 2001 was less than 5% in combination with there being no other producer of product in North America would result in minimally, an additional seven years of life.

Based on the aforementioned factors, we believed that there would still be economic contributions at the end of ten years; however, they would be more uncertain due to the possibility of greater competition, and therefore, it was, and is the Company’s position that ten years is the best estimate for a useful life. With respect to the method of amortization, it shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. Due to the fact that there was no expectation of significant attrition or growth per our customer analysis, we concluded that a straight line amortization of the asset was most reasonable.

Note 11. Commitments and Contingencies. page 52

5.
We note your response to prior comment 6; In order to help us better understand how you determined the matter related to SODA Ingredients, LLC was insignificant, please tell us the terms of the settlement including any amounts that you were required to pay.

Response to Comment No. 5
This matter was amicably settled by the parties and the litigation was dismissed.  Balchem was not required to pay any monies, nor did Balchem incur any liability, as a result of the settlement.

Form 10-Q for period ended September 30, 2010

General

6.	Please address the above comments in your interim filings as well.

Response to Comment No. 6

We acknowledge the Staff’s comment and will incorporate our responses in our interim filings.

Item 4. Controls and Procedures. page 30

7.
Based upon management's evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, your disclosure controls and procedures were effective in identifying the information required to be disclosed in the periodic reports filed with the Securities and Exchange Commission, including this Quarterly Report on Form 10-Q, and ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. This is an incomplete definition of disclosure controls and procedures per Rules 13a-I5(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Please also confirm to us that your disclosure controls and procedures were effective as of September 30, 2010 when evaluating based on the complete definition of disclosure controls and procedures.

Response to Comment No. 7

Be advised that we will replace the previous section (a) of “Item 4. Controls and Procedures” with the following:

(a)	Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as of the end of the period covered by this report on Form 10-Q. This evaluation was carried out under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management (including the chief executive officer and chief financial officer) to allow timely decisions regarding required disclosure and that our disclosure controls and procedures are effective to give reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Furthermore, we also confirm that our disclosure controls and procedures were effective as of September 30, 2010, when evaluated based upon the revised definition of disclosure controls and procedures above.

Balchem acknowledges that:

•	Balchem is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Balchem may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information regarding this submission, you may contact the undersigned at (845) 326-5600. Thank you for your courtesy.

Very truly yours,

Balchem Corporation

By:	/s/ Frank J. Fitzpatrick
Frank J. Fitzpatrick